GROUP CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #04-01 City House,
Singapore 068877
Tel : 6877 8228 Writer's DDI No. 68778278
Fax : 6225 4959

CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司
(Reg No. 196300316Z)

RECEIVED
2004 AUG 23 A 9:11
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Our Ref: GCSS-EL/1586/04/LTR

16 August 2004

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America

BY COURIER

04036399

SUPPL

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith copies of the announcement dated:

- 12 August 2004 (*Delisting of Kingsgate International Corporation Limited*);
- 13 August 2004 (*Request for Trading Halt*);
- 13 August 2004 (*Announcement of sale of The Plaza, New York and the adjoining property by Subsidiary Company, Millennium & Copthorne Hotels plc – 2 sets*)
- 13 August 2004 (*Unaudited Second Quarter and Half Year Financial Statement for the period ended 30 June 2004*)
- 13 August 2004 (*2nd Quarter and 1st Half of 2004 Results Presentation*);
- 13 August 2004 (*Request for Lifting of Trading Halt*); and
- 16 August 2004 (*News Release – City Developments Limited – Singapore's Only Property Developer Voted as a Superbrand*)

Yours faithfully,

ENID LING
Assistant Manager
(Corporate Secretarial Services)

PROCESSED
AUG 23 2004
THOMSON FINANCIAL

dw 8/23

Encs.
cc M/s Coudert Brothers, Hong Kong (without enclosures) (*By Fax Only*)
Ms Catherine Loh (without enclosures)

EL/kw

36 Robinson Road
#20-01 City House
Singapore 068877
Tel: 6877 8228
Fax: 6223 2746
http://www.cdl.com.sg

MASNET No. 75 OF 12.08.2004
Announcement No. 75

CITY DEVELOPMENTS LIMITED (REG. NO. 196300316Z)

Delisting of Kingsgate International Corporation Limited

12 August 2004

Head, Listings
Singapore Exchange Securities Trading Limited
2 Shenton Way
#19-00 SGX Centre 1
Singapore 068804

Dear Sir

Delisting of Kingsgate International Corporation Limited

Further to our notifications of 27 April 2004 and 15 June 2004 on the takeover offer by KIN Holdings Limited ("KIN") for all the ordinary shares of Kingsgate International Corporation Limited ("KIC"), we wish to advise that the New Zealand Exchange Limited ("NZX") has approved the delisting of KIC from the New Zealand Stock Exchange ("NZSX") with effect from the close of business on Thursday 12 August 2004, pursuant to the compulsory acquisition notice issued by KIN on 30 June 2004 and the request for delisting by KIC under Listing Rule 5.4.1 of the NZX Listing Rules.

KIN is a 61.3% subsidiary of CDL Hotels New Zealand Limited, a subsidiary of Millennium & Copthorne Hotels plc, which in turn is a subsidiary of the Company. Pursuant to the abovementioned takeover offer and compulsory acquisition exercise, KIC is now a wholly-owned subsidiary of KIN.

Yours faithfully
CITY DEVELOPMENTS LIMITED

Enid Ling Peek Fong
Company Secretary

Submitted by Enid Ling Peek Fong, Company Secretary on 12/08/2004 to the SGX

MASNET No. 20 OF 13.08.2004
Announcement No. 20

CITY DEVELOPMENTS LIMITED (REG. NO. 196300316Z)

Request for Trading Halt

Date of Trading Halt:	13/08/2004
Time of Trading Halt:	1400 hours
Reasons for Trading Halt:	Pending release of announcements

Submitted by Enid Ling Peek Fong, Company Secretary on 13/08/2004 to the SGX

MASNET No. 23 OF 13.08.2004
Announcement No. 23

CITY DEVELOPMENTS LIMITED (REG. NO. 196300316Z)

Announcement of sale of The Plaza, New York and the adjoining property by Subsidiary Company, Millennium & Copthorne Hotels plc

We attach herewith for information, a copy of the subject announcement issued by Millennium & Copthorne Hotels plc ("M&C"). a 52% subsidiary of City Developments Limited (the "Company" or "CDL"), on 13 August 2004.

salePlaza.p

Following the review of the CDL Group's hotel asset portfolio, on 12 August 2004 (New York time) an agreement was entered into for the sale of The Plaza in New York, in which M&C has an effective 50% interest, for a cash consideration of US$675 million (approximately S$1,115 million) subject to completion adjustments. The sale is scheduled for completion in late 2004. Upon completion, the CDL Group will recognize profit for this transaction.

The Company will be issuing its unaudited Second Quarter and Half Year Financial Statement and Dividend Announcement for the 3 months ended 30 June 2004 and six months ended 30 June 2004 this afternoon.

By Order of the Board
CITY DEVELOPMENTS LIMITED

Shufen Loh @ Catherine Shufen Loh
Enid Ling Peek Fong
Company Secretaries

Submitted by Enid Ling Peek Fong, Company Secretary on 13/08/2004 to the SGX

13 August 2004

SALE OF THE PLAZA, NEW YORK AND THE ADJOINING PROPERTY

On 12 August 2004, Plaza Operating Partners Ltd ("POP"), in which Millennium and Copthorne Hotels plc ("M&C") has an effective 50% interest, entered into an agreement with CPS One LLC, an affiliate of El Ad Properties NY LLC, a US property investment company, for the sale of The Plaza, New York (including its hotel business) and the adjoining property for a cash consideration of $675 million (approximately £370 million), subject to completion adjustments. Completion of the transaction is expected to take place in late 2004.

For the year ended 31 December 2003, M&C's share of turnover from The Plaza amounted to $58.9 million (£35.9 million) and the share of a loss before tax was $0.9 million (£0.6 million). M&C's investment in POP as at 30 June 2004, which is accounted for as a joint venture, carried a share of gross assets of $238.2 million (£130.3 million) and a share of gross liabilities of $171.3 million (£93.7 million).

M&C's share of the sale proceeds will be used to reduce debt and fund general working capital of the M&C Group.

Kwek Leng Beng, Chairman of M&C said:

"Since their appointment as the joint interim chief executive officers of M&C group in March this year, Tony Potter and Wong Hong Ren have been tasked to review the operational performance of the worldwide hotel portfolio and to assess the potential of each property in the portfolio, as well as non-core assets, with a view to improving both revenue and profit opportunities. If appropriate, disposal of any asset will be made taking into account timing and price considerations amongst other factors. We believe that the decision to sell The Plaza is in line with these considerations. Compared with the recent earnings generated by the hotel, the sale price is an attractive exit earnings multiple. The Group's strategy of being an owner of hotel assets remains unchanged, especially in an improving trading environment."

For further information please contact:

Simon Sporborg 020 7404 5959
Brunswick

MASNET No. 26 OF 13.08.2004
Announcement No. 26

CITY DEVELOPMENTS LIMITED (REG. NO. 196300316Z)

Announcement of sale of The Plaza, New York and the adjoining property by Subsidiary Company, Millennium & Copthorne Hotels plc

We refer to our earlier announcement released today in relation to the above matter and wish to clarify that the Singapore dollar equivalent of the cash consideration of US$675 million appearing in the second paragraph of the said announcement should read as S$1,155 million instead of S$1,115 million.

Submitted by Enid Ling Peek Fong, Company Secretary on 13/08/2004 to the SGX

MASNET No. 25 OF 13.08.2004
Announcement No. 25

CITY DEVELOPMENTS LIMITED (REG. NO. 196300316Z)

Unaudited Second Quarter And Half Year Financial Statement For The Period Ended 30 June 2004

Attached is an announcement to Singapore Exchange Securities Trading Limited on unaudited financial results for the second quarter and half year ended 30.6.2004, for City Developments Limited and its subsidiaries.

Q2'04-draft-13080

Submitted by Shufen Loh @ Catherine Shufen Loh, Company Secretary on 13/08/2004 to the SGX

CITY DEVELOPMENTS LIMITED
(REG. NO. 196300316Z)

UNAUDITED SECOND QUARTER AND HALF YEAR FINANCIAL STATEMENT FOR THE PERIOD ENDED 30 JUNE 2004

PART I - INFORMATION REQUIRED FOR ANNOUNCEMENTS OF QUARTERLY (Q1,Q2 & Q3), HALF-YEAR AND FULL YEAR RESULTS

1(a) An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year.

These figures have not been audited.

	The Group Second quarter ended 30 June 2004	The Group Second quarter ended 30 June 2003	Increase/ (Decrease)	The Group Half year ended 30 June 2004	The Group Half year ended 30 June 2003	Increase/ (Decrease)
	S$'000	S$'000	%	S$'000	S$'000	%
Revenue	584,576	552,125	5.9	1,178,923	1,062,977	10.9
Cost of sales	(295,528)	(328,562)	(10.1)	(615,269)	(603,244)	2.0
Gross profit	289,048	223,563	29.3	563,654	459,733	22.6
Other operating income	7,884	8,473	(7.0)	17,299	46,451	(62.8)
Administrative expenses [2]	(102,884)	(92,016)	11.8	(203,913)	(183,933)	10.9
Other operating expenses	(92,906)	(98,435)	(5.6)	(185,670)	(191,455)	(3.0)
Profit from operations [1]	101,142	41,585	143.2	191,370	130,796	46.3
Finance costs [3]	(41,646)	(47,009)	(11.4)	(82,594)	(90,395)	(8.6)
Profit/(Loss) before share of results of associated companies and jointly controlled entities	59,496	(5,424)	NM	108,776	40,401	169.2
Share of loss of associated companies	(42)	(22)	90.9	(61)	(42)	45.2
Share of profit of jointly controlled entities	8,670	1,980	337.9	12,165	15,970	(23.8)
Profit/(Loss) from ordinary activities before taxation	68,124	(3,466)	NM	120,880	56,329	114.6
Taxation [4]	(8,282)	5,922	NM	(4,490)	(5,904)	(23.9)
Profit from ordinary activities after taxation	59,842	2,456	2,336.6	116,390	50,425	130.8
Minority interests	(22,788)	8,224	NM	(39,330)	(1,599)	2,359.7
Net profit	37,054	10,680	246.9	77,060	48,826	57.8
Earnings per share						
- basic	4.47 cents	1.33 cents		9.31 cents	6.10 cents	
- fully diluted	4.30 cents	1.33 cents		9.12 cents	6.10 cents	

NM : Not meaningful

CITY DEVELOPMENTS LIMITED
(REG. NO. 196300316Z)

Notes to The Group's Income Statement :

(1) Profit from operations includes the following :

	The Group Second quarter ended 30 June		The Group Half year ended 30 June	
	2004	2003	2004	2003
	S$'000	S$'000	S$'000	S$'000
Interest income	6,682	10,031	11,176	20,470
Profit on sale of investments, property, plant and equipment (net) [5]	311	1,092	3,242	18,123
Allowance for foreseeable losses on development properties written back (net)	5,029	75	5,029	2
Investment income [6]	929	1,751	1,626	3,172
Depreciation	(41,100)	(42,522)	(82,598)	(84,124)
Amortisation	(1,552)	(1,102)	(3,068)	(2,568)
Allowance for doubtful debts written back/ (made)(net)				
- trade	66	(1,021)	(214)	(738)
- non-trade [7]	-	(13,652)	(405)	(13,652)
Net exchange (loss)/gain	(222)	(2,672)	(330)	5,418

Notes to The Group's Income Statement : (cont'd)

(2) Administrative expenses which comprise mainly depreciation, hotel administrative expenses, and salaries and related expenses, increased by $10.9 million for Q2 and $20 million for 1H. The increase is mainly due to the strengthening of Pounds Sterling against the Singapore Dollar and reclassification of certain expenses previously reported under Other operating expenses.

(3) Finance costs decreased by $5.4 million for Q2 and $7.8 million for 1H mainly due to lower average borrowings.

(4) Taxation for Q2 and 1H 2004 is derived at by applying the varying statutory tax rates on the taxable profit/(losses) and taxable temporary differences of the different countries in which the Group operates, and after adjusting for write-back of overprovision of taxation in prior years of $9.4 million for Q2 (2003 : underprovision of $0.1 million) and $27 million for 1H (2003 : $4.4 million) for the Group which includes its share of those of its associated companies and jointly controlled entities.

The write-back relates mainly to the overprovision of deferred tax which arose partially from the change in corporate tax rate from 22% to 20% in Singapore.

(5) The profit for 1H 2003 includes a gain of approximately $17 million achieved in Q1 2003 on the disposal of non-core assets of subsidiaries comprising a staff hostel in London and an interest in a joint venture for a mixed development in China.

(6) Investment income includes dividend and profit/(loss) on sale of short-term investments.

(7) The allowance for doubtful debts for 1H 2003 relates to a provision against a loan note on a hotel in Florida sold by a subsidiary. Part of the consideration for the sale was in the form of a loan note to the subsidiary secured on the property. The purchaser has now filed for a protection from bankruptcy and the subsidiary has therefore decided that it is prudent to make a provision against the loan note.

1(b)(i) **A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year.**

	<------ The Group ------->		<-- The Company ---->	
	As at 30.6.2004 S$'000	As at 31.12.2003 S$'000	As at 30.6.2004 S$'000	As at 31.12.2003 S$'000
Non-Current Assets				
Property, plant and equipment	9,131,218	9,145,659	652,443	664,638
Investments in subsidiaries	-	-	2,204,936	2,204,934
Investments in associated companies	1,308	1,383	-	-
Investments in jointly controlled entities	250,758	246,029	68,495	68,495
Financial assets	25,565	25,432	15,546	15,546
Deferred financial charges	12,724	13,368	542	397
Intangible assets	217	298	-	-
Other non-current assets	111,035	111,010	60,725	60,714
Current Assets				
Development properties	1,931,833	2,237,893	1,546,490	1,861,622
Consumable stocks	12,506	13,159	1,071	1,159
Financial assets	26,021	30,158	-	-
Trade and other receivables [(1)]	900,813	663,264	1,074,732	687,134
Cash and cash equivalents	643,070	571,400	306,799	255,477
	3,514,243	**3,515,874**	**2,929,092**	**2,805,392**
Less:				
Current Liabilities				
Bank overdrafts	2,347	4,511	-	-
Trade and other payables	722,219	686,434	1,036,080	848,628
Bank loans	18,254	44,865	18,254	44,082
Current portion of long-term liabilities	345,515	367,906	118,000	125,000
Bonds and notes - repayable within 12 months	250,000	321,075	170,000	120,000
Employee benefits	16,978	11,861	1,252	1,112
Provision for taxation	102,895	76,308	32,532	15,081
Provisions	1,206	6,383	-	-
	1,459,414	**1,519,343**	**1,376,118**	**1,153,903**
Net Current Assets	**2,054,829**	**1,996,531**	**1,552,974**	**1,651,489**
Less:				
Non-Current Liabilities				
Interest-bearing loans and other liabilities	4,148,818	4,142,603	989,959	1,069,975
Employee benefits	13,277	16,125	-	-
Provisions	10,698	10,839	-	-
Deferred tax liabilities	673,513	698,120	10,310	24,177
	4,846,306	**4,867,687**	**1,000,269**	**1,094,152**
Less:				
Minority Interests	2,090,588	2,069,015	-	-
NET ASSETS	**4,650,760**	**4,603,008**	**3,555,392**	**3,572,061**
CAPITAL AND RESERVES				
Share capital	432,161	413,593	432,161	413,593
Reserves	4,218,599	4,189,415	3,123,231	3,158,468
	4,650,760	**4,603,008**	**3,555,392**	**3,572,061**

Explanatory Note to Balance Sheet :

(1) The increase in Trade Receivables is mainly due to the recognition of the balance of sales consideration receivable for a development project following its completion in June 2004.

1(b)(ii) Aggregate amount of group's borrowings and debt securities.

		As at 30/6/2004 S$'000	As at 31/12/2003 S$'000
Unsecured			
-repayable within one year		366,445	420,576
-repayable after one year		1,567,079	1,488,780
	(a)	1,933,524	1,909,356
Secured			
-repayable within one year		247,218	315,342
-repayable after one year		2,561,419	2,632,492
	(b)	2,808,637	2,947,834
Gross borrowings	(a)+(b)	4,742,161	4,857,190
Less : cash and cash equivalents		(643,070)	(571,400)
Net borrowings		4,099,091	4,285,790

Gross borrowings for the Group decreased by $115 million mainly due to repayment of loans which was mainly funded by sale proceeds from development projects following their completion during the period under review.

Details of any collateral

The borrowings by subsidiaries are generally secured by:

- mortgages on their land and buildings, properties under development, development properties for sale and/or hotel properties and/or
- assignment of all rights and benefits to sale, lease and/or insurance proceeds and any alienation of properties

The borrowings by the Company are unsecured.

CITY DEVELOPMENTS LIMITED
(REG. NO. 196300316Z)

1(c) **A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year.**

	Second quarter ended 30 June		Half year ended 30 June	
	2004	2003	2004	2003
	S$'000	S$'000	S$'000	S$'000
Operating Activities				
Profit/(Loss) from ordinary activities before taxation	68,124	(3,466)	120,880	56,329
Adjustments for:				
Amortisation	1,552	1,102	3,068	2,568
Depreciation	41,100	42,522	82,598	84,124
Deferred financial charges written off	-	-	-	39
Property, plant and equipment written off	75	9	78	316
Profit on sale of property, plant and equipment	(311)	(1,083)	(2,902)	(12,020)
Share of loss of associated companies	42	22	61	42
Share of profit of jointly controlled entities	(8,670)	(1,980)	(12,165)	(15,970)
Interest income	(6,682)	(10,031)	(11,176)	(20,470)
Finance costs	41,646	47,009	82,594	90,395
Dividend income	(929)	(1,751)	(1,626)	(3,172)
Allowance for diminution in value of investments made/(written back) (net)	336	(1,525)	215	(1,962)
Allowance for foreseeable losses on development properties written back (net)	(5,029)	(75)	(5,029)	(2)
Allowance for doubtful debts (written back)/made (net)	(66)	14,673	619	14,390
Operating profit before working capital changes	131,188	85,426	257,215	194,607
Changes in working capital				
Development properties	215,884	(28,072)	323,639	(63,062)
Stocks, trade and other receivables	39,338	12,924	(222,500)	(6,470)
Related corporations	15,608	(3,249)	(11,113)	(10,374)
Trade and other payables	26,414	(4,830)	28,400	16,429
Employee benefits	673	(1,038)	2,491	1,588
Cash generated from operations	429,105	61,161	378,132	132,718
Income tax paid	(14,863)	(25,241)	(11,415)	(28,594)
Cash flows generated from operating activities carried forward	414,242	35,920	366,717	104,124

	Second quarter ended 30 June 2004 S$'000	Second quarter ended 30 June 2003 S$'000	Half year ended 30 June 2004 S$'000	Half year ended 30 June 2003 S$'000
Cash flows generated from operating activities brought forward	414,242	35,920	366,717	104,124
Investing Activities				
Purchase of property, plant and equipment	(15,400)	(39,348)	(24,535)	(71,027)
Proceeds from sale of property, plant and equipment	436	6,723	10,382	20,303
Increase in deferred financial charges and intangible assets	(1,639)	(29)	(2,382)	(832)
Decrease in investments in jointly controlled entities	51	-	348	-
Cash flow on acquisition of subsidiaries (net of cash)	-	-	-	(44,204)
Decrease/(Increase) in financial assets	7,644	9,515	(9,108)	6,474
Interest received (including amounts capitalised as property, plant and equipment and development properties)	6,716	10,051	11,235	20,511
Dividends received				
- investments	929	1,751	1,626	3,172
- jointly controlled entities	4	-	4,942	-
Cash flows used in investing activities	(1,259)	(11,337)	(7,492)	(65,603)
Financing Activities				
Proceeds from issue of shares (net of expenses)	340,360	-	340,360	-
Capital contribution to minority shareholders	(22,534)	(48,814)	(19,541)	(48,814)
Proceeds from term loans	41,552	132,330	133,238	325,954
Repayment of term loans	(264,114)	(217,143)	(285,299)	(355,154)
Repayment to finance lease creditors	-	(402)	(2,396)	(589)
Increase in finance lease	21	-	21	-
Proceeds from issuance of bonds and notes	247,121	192,516	315,121	272,516
Repayment of bonds and notes	(222,505)	(20,000)	(272,505)	(75,000)
Decrease in other long-term liabilities	(55)	(1,183)	(1,468)	(1,380)
Proceeds from bank loans	-	21,520	-	58,880
Repayment of bank loans	(2,254)	(96,392)	(26,551)	(144,747)
Dividend paid	(380,505)	(46,860)	(380,505)	(46,860)
Interest paid (including amounts capitalised as property, plant and equipment and development properties)	(45,222)	(50,301)	(89,736)	(97,717)
Cash flows used in financing activities	(308,135)	(134,729)	(289,261)	(112,911)
Net increase/(decrease) in cash and cash equivalents carried forward	104,848	(110,146)	69,964	(74,390)

CITY DEVELOPMENTS LIMITED
(REG. NO. 196300316Z)

	Second quarter ended 30 June		Half year ended 30 June	
	2004	2003	2004	2003
	S$'000	S$'000	S$'000	S$'000
Net increase/(decrease) in cash and cash equivalents brought forward	104,848	(110,146)	69,964	(74,390)
Exchange differences arising on translation of foreign subsidiaries' cash and cash equivalents	4,386	5,846	3,870	8,242
Cash and cash equivalents at the beginning of the period (net of bank overdraft)	531,489	647,959	566,889	609,807
Cash and cash equivalents at the end of the period (net of bank overdraft)	640,723	543,659	640,723	543,659

1(d)(i) A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year.

The Group	Share Capital S$'000	Share Premium S$'000	Capital Reserve S$'000	Asset Revaluation Reserve S$'000	Exchange Fluctuation Reserve S$'000	Retained Profits S$'000	Total S$'000
At 1 January 2004	413,593	1,055,419	148,143	461,426	165,455	2,358,972	4,603,008
Exchange differences arising on consolidation of foreign subsidiaries	-	-	-	(187)	(3,684)	-	(3,871)
Exchange differences arising on foreign currency liabilities (net of repayment) accounted for as a hedge of net investments in foreign entities	-	-	-	-	(247)	-	(247)
Profit for the period	-	-	-	-	-	40,006	40,006
At 31 March 2004	413,593	1,055,419	148,143	461,239	161,524	2,398,978	4,638,896
Issue of ordinary shares	2,024	8,097	-	-	-	-	10,121
Issue of preference shares (net of expenses)	16,544	313,695	-	-	-	-	330,239
Exchange differences arising on consolidation of foreign subsidiaries	-	-	-	493	14,226	-	14,719
Exchange differences arising on foreign currency liabilities (net of repayment) accounted for as a hedge of net investments in foreign entities	-	-	-	-	236	-	236
Profit for the period	-	-	-	-	-	37,054	37,054
Dividends	-	-	-	-	-	(380,505)	(380,505)
At 30 June 2004	432,161	1,377,211	148,143	461,732	175,986	2,055,527	4,650,760
At 1 January 2003	400,511	945,032	148,143	-	114,935	2,253,550	3,862,171
Exchange differences arising on consolidation of foreign subsidiaries	-	-	-	-	19,750	-	19,750
Exchange differences arising on foreign currency liabilities (net of repayment) accounted for as a hedge of net investments in foreign entities	-	-	-	-	3,197	-	3,197
Surplus on revaluation of hotel properties	-	-	-	522,518	-	-	522,518
Profit for the period	-	-	-	-	-	38,146	38,146
At 31 March 2003	400,511	945,032	148,143	522,518	137,882	2,291,696	4,445,782
Exchange differences arising on consolidation of foreign subsidiaries	-	-	-	7,488	35,666	-	43,154
Exchange differences arising on foreign currency liabilities (net of repayment) accounted for as a hedge of net investments in foreign entities	-	-	-	-	(3,326)	-	(3,326)
Profit for the period	-	-	-	-	-	10,680	10,680
Dividends	-	-	-	-	-	(46,860)	(46,860)
At 30 June 2003	400,511	945,032	148,143	530,006	170,222	2,255,516	4,449,430

CITY DEVELOPMENTS LIMITED
(REG. NO. 196300316Z)

The Company	Share Capital S$'000	Share Premium S$'000	Capital Reserve S$'000	Asset Revaluation Reserve S$'000	Exchange Fluctuation Reserve S$'000	Retained Profits S$'000	Total S$'000
At 1 January 2004	413,593	1,042,297	63,743	855	(823)	2,052,396	3,572,061
Exchange differences arising on foreign currency liabilities (net of repayment) accounted for as a hedge of net investments in foreign entities	-	-	-	-	(82)	-	(82)
Profit for the period	-	-	-	-	-	19,908	19,908
At 31 March 2004	413,593	1,042,297	63,743	855	(905)	2,072,304	3,591,887
Issue of ordinary shares	2,024	8,097	-	-	-	-	10,121
Issue of preference shares (net of expenses)	16,544	313,695	-	-	-	-	330,239
Exchange differences arising on foreign currency liabilities (net of repayment) accounted for as a hedge of net investments in foreign entities	-	-	-	-	127	-	127
Profit for the period	-	-	-	-	-	3,523	3,523
Dividends	-	-	-	-	-	(380,505)	(380,505)
At 30 June 2004	432,161	1,364,089	63,743	855	(778)	1,695,322	3,555,392
At 1 January 2003	400,511	931,910	63,743	-	(679)	2,074,069	3,469,554
Exchange differences arising on foreign currency liabilities (net of repayment) accounted for as a hedge of net investments in foreign entities	-	-	-	-	157	-	157
Surplus on revaluation of a hotel property	-	-	-	855	-	-	855
Profit for the period	-	-	-	-	-	5,051	5,051
At 31 March 2003	400,511	931,910	63,743	855	(522)	2,079,120	3,475,617
Exchange differences arising on foreign currency liabilities (net of repayment) accounted for as a hedge of net investments in foreign entities	-	-	-	-	(79)	-	(79)
Profit for the period	-	-	-	-	-	7,810	7,810
Dividends	-	-	-	-	-	(46,860)	(46,860)
At 30 June 2003	400,511	931,910	63,743	855	(601)	2,040,070	3,436,488

1(d)(ii) **Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year.**

Ordinary share capital

On 11 May 2004, the Company issued 82,718,564 bonus warrants, which were subsequently listed on the Official List of the Singapore Exchange Securities Trading Limited on 13 May 2004. Each bonus warrant carries the right to subscribe in cash for one (1) ordinary share of $0.50 each in the capital of the Company at the exercise price of $2.50, subject to adjustments under certain circumstances in accordance with the terms and conditions of the bonus warrants as set out in a Deed Poll dated 6 May 2004. Arising from the exercise of subscription rights by bonus warrant holders during the second quarter ended 30 June 2004, the Company issued 4,048,087 new ordinary shares of $0.50 each, thus bringing the total issued and paid up ordinary share capital as at 30 June 2004 to $415,616,865 comprising 831,233,730 ordinary shares of $0.50 each. As at 30 June 2004, the number of ordinary shares that may be issued on conversion of all the outstanding bonus warrants is 78,670,477 ordinary shares (30 June 2003 : Nil).

Preference share capital

On 9 June 2004, the Company issued 330,874,257 non-redeemable convertible non-cumulative preference shares ("Preference Shares") of $0.05 each at an issue price of $1.00 each, which were subsequently listed on the Official List of the Singapore Exchange Securities Trading Limited on 14 June 2004. The Preference Shares are convertible at the sole option of the Company at any time on or after the 2nd anniversary of the date of issue of the Preference Shares, into fully-paid ordinary shares of $0.50 each in the capital of the Company at the conversion ratio of 0.136 ordinary share for each Preference Share. As at 30 June 2004, the maximum number of ordinary shares that may be issued upon full conversion at the sole option of the Company of all the Preference Shares is 44,998,898 ordinary shares (30 June 2003 : Nil).

2. **Whether the figures have been audited or reviewed and in accordance with which auditing standard or practice.**

The figures have neither been audited nor reviewed by our auditors.

3. **Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of a matter).**

Not applicable.

4. **Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.**

The accounting policies and methods of computation adopted are consistent with those applied in the audited financial statements for the year ended 31 December 2003.

5. **If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change.**

There was no change in the accounting policies and methods of computation.

6. **Earnings per ordinary share of the group for the current financial period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends.**

	Second quarter ended 30 June		Half year ended 30 June	
	2004	2003	2004	2003
Basic Earnings per share (cents)	4.47	1.33	9.31	6.10
Fully Diluted Earnings per share (cents)	4.30	1.33	9.12	6.10
Earnings per share is calculated based on :				
a) net profit for the period (S$'000)	37,054	10,680	77,060	48,826
b) weighted average number of ordinary shares in issue :				
- basic	828,190,989	801,021,724	827,688,316	801,021,724
- fully diluted (*)	861,993,532	801,021,724	844,589,589	801,021,724

**For computation of fully diluted earnings per share , the weighted average number of ordinary shares has been adjusted for the dilutive effect of potential ordinary shares arising from the exercise of all outstanding bonus warrants and conversion of all preference shares.*

7. **Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the:-**
(a) current financial period reported on; and
(b) immediately preceding financial year.

	The Group		The Company	
	30/06/2004 S$	31/12/2003 S$	30/06/2004 S$	31/12/2003 S$
Net Asset Value per ordinary share based on issued share capital of 831,233,730 ordinary shares as at 30 June 2004 (827,185,643 ordinary shares as at 31 December 2003).	5.60	5.56	4.28	4.32

8. **A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. It must include a discussion of the following:-**

(a) any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors; and
(b) any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on.

For Q2 of the year, after-tax profit of the Group increased substantially by 246.9% to $37.1 million (Q2 2003 : $10.7 million) on the back of higher Group turnover of $584.6 million (Q2 2003 : $552.1 million).

For the first half of the year, the Group's after-tax profit also increased by 57.8% to $77.1 million (1H 2003 : $48.8 million). Turnover also increased by 10.9% to $1,178.9 million (1H 2003 : $1,063.0 million).

The improved performance in both Q2 and 1H 2004 is primarily due to the significant improvement in contributions from the hotel sector.

Property

The mood of the property market in Q2 was guarded and cautious. Despite the improving economy, the positive sentiments still had not permeated down to the real estate sector. Thus we decided to defer the launching of some of our projects, such as the Final Phase of Savannah CondoPark (196 units) and Ferraria Park (410 units) located off Upper Changi Road North which is developed by a company in which we have a 1/3 share.

Take-up rate of residential properties for Q2 2004 was only 1,298, over 30% lower than the corresponding period in 2003. The Group however maintained its market share of approximately 12% for the first half of the year.

There is a strong indication that the property sector is picking up as property prices for Q2 stabilised with a small gain of 0.1%, reversing the downward trend experienced in the past 7 consecutive quarters of marginal decline.

The Group continued to book in profits from projects pre-sold earlier namely Changi Rise, The Esparis Executive Condominium, Goldenhill Villas and Savannah CondoPark. Changi Rise was completed in 2 phases, in April and June respectively and provided good cash flow for the Group. Edelweiss, a project developed by a company in which it has 33% interest, also contributed to the Group's profits.

The office market appears to be finally turning around and registered a small improvement in both take-up and rental rates. Prime Grade A buildings in particular are expected to enjoy the higher demand as tenants in non-prime areas opt for better quality buildings. A broad-based improvement, however is not expected until next year when sustained economic growth should generate more demand for office space.

Hotel

The group performance for Millennium & Copthorne Hotels plc ("M&C") saw significant improvements especially in the key markets of New York, London and Asia. Recovery was much stronger in the second quarter albeit against easier comparables, especially in Asia, which benefited from a pick up in both business and leisure travel.

Its group turnover for the first six months of 2004 was up 8% to £262.7 million (2003 : £243.0 million) whilst group operating profit increased by 131% to £35.8 million (2003 : £15.5 million, including £7.0 million pre-opening expenses for the Millenium Hilton Hotel, New York). The pre-tax profit was £20.6 million (2003 : loss of £6.3 million). With an occupancy of 69.5% (2003 : 61.1%), the group RevPAR was up 12% at £41.48 (2003 : £37.11). The group's recovery is firmly on track.

There were strong signs of continued recovery in both occupancy and rate in key markets of New York and London with RevPAR up 18% (which includes a full 6 months trading at The Millenium Hilton, New York in 2004) and 14% respectively. RevPAR in the Asian operations increased an impressive 46%.

The performance of the New Zealand properties continues to be very strong whilst our retail centres in Sydney, Australia are performing well with similar good results from our land development business in New Zealand.

9. Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results.

The Group's performance for the period under review is in line with its expectations as disclosed in the announcement of results for first quarter ended 31 March 2004 .

10. A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months.

Property

With very strong growth of about 12% in Q2, the Government has yet again revised Singapore's GDP forecast for 2004 upwards from 5.5%-7.5% to 8.0%-9.0%. It is expected that more new jobs will be created and unemployment will fall progressively as the economy continues to improve. Many companies have started to recruit again and reinstate wages upon the recommendation of the National Wage Council.

The property market is on the mend with private residential property prices edging up 0.1%. At the same time, HDB resale prices also continued to recover with the resale index up by 1.2%.

Meanwhile, the overhang in the market has reduced significantly to around 13,400 units, a drop of 16% from a year ago. The Government has continued to suspend the Confirmed List Land Sale but maintained the Reserve List. With these favourable factors, interest and confidence in the residential market is expected to make a strong return in the coming months in line with the credible recovery experienced by our regional neighbours.

The Group plans to launch two major high-profile projects in the second half of this year to capitalise on the improving confidence and pent-up demand in the private property market. The first one is the highly anticipated White Site at Marina Boulevard which comprises two residential towers of 66 and 70 storeys with approximately 1,100 units. With unobstructed waterfront views and a unique sculptural architecture, this project has attracted strong interest both locally and internationally. The second one is City Square located in the fast gentrifying Serangoon area. It comprises a residential development with 941 apartments and a separate 721,000-square feet retail complex which may be sold as retail units or to a REITS. A key selling point of both developments is their direct links to the Mass Rapid Transit Stations. We have no doubt that the sales from these two projects will generate good revenue and profits for the Group in the next few years.

The office market is also showing signs of a turnaround. Office prices edged up 0.3% in Q2 after three and a half years of continuous decline and office rents were up 0.7% in the same period. With no major new office developments expected in 2004 and 2005 coupled with increasing demand, some property consultants expect prime office rental to improve significantly in the next 2 years.

Hotel

The improved performance of the M&C group for 1H is encouraging. The group RevPAR for the first four weeks of July was 12.8% on a like for like basis.

Tony Potter and Wong Hong Ren, appointed earlier as Joint Interim Chief Executives, were recently made Joint Chief Executives for M&C. In addition, David Cashman has been appointed Group Chief Financial Officer. They were charged with providing continuity to the group, reviewing both its operations and assets and establishing its forward programmes. Upon completion of these tasks by end of the year, Tony Potter will be the Group Chief Executive and Wong Hong Ren will revert to his former role as Executive Director with particular responsibility for finance and asset portfolio.

The new Management team has commenced a programme of in-depth appraisal to ensure that operational performance meets best practice, thereby improving RevPAR, and that the potentials or value inherent in the group's asset portfolio, core as well as non-core assets, is maximised. At the same time, it also seeks opportunities to realise shareholder value at the opportune time.

GROUP PROSPECTS

The Group is confident that the property market in Singapore will improve in the coming months. When launched, the two mega projects will generate high cash flow. However, they will not contribute to the Group's profits for the year ending 2004 because the progress of their construction will not reach a stage whereby profits can be recognised.

On the other hand, with the firm recovery of the hospitality industry, we expect the hotel sector to make a major contribution for the next half year.

Following the review of the Group's hotel asset portfolio, we are pleased to inform shareholders that on 12 August 2004 (New York time), an agreement was entered into for the sale of The Plaza in New York, in which M&C has an effective 50% interest, for a cash consideration of US$675 million (approximately S$1,155 million) subject to completion adjustments. The sale is scheduled for completion in late 2004. Upon completion, the Group will recognise profit for this transaction.

We are confident that the Group will continue to be profitable for the second half of the year.

11. Dividend

(a) *Current Financial Period Reported On*

Any dividend declared for the current financial period reported on? None

(b) ***Corresponding Period of the Immediately Preceding Financial Year***

Any dividend declared for the corresponding period of the immediately preceding financial year?

None

(c) **Date payable**

Not applicable.

(d) **Books closure date**

Not applicable.

12. If no dividend has been declared/recommended, a statement to that effect.

Save for the one-off special cash dividend of $0.50 (gross) or $0.40 (net after deduction of tax at prevailing tax rate of 20%) for each ordinary share of $0.50 each held in the capital of the Company which was approved at the Extraordinary General Meeting of the Company on 29 April 2004 and paid on 19 May 2004, no interim dividend has been declared or recommended for the current financial period under review.

CITY DEVELOPMENTS LIMITED
(REG. NO. 196300316Z)

PART II - ADDITIONAL INFORMATION REQUIRED FOR FULL YEAR ANNOUNCEMENT
(This part is not applicable to Q1, Q2, Q3 or Half Year Results)

13. **Segmented revenue and results for business or geographical segments (of the group) in the form presented in the issuer's most recently audited annual financial statements, with comparative information for the immediately preceding year.**

By Business Segments	<-------------------The Group------------------->			
	Second quarter ended 30 June		Half year ended 30 June	
	2004 S$'000	2003 S$'000	2004 S$'000	2003 S$'000
Revenue				
Property Development	118,050	174,526	272,927	286,107
Hotel Operations	413,717	323,190	797,529	663,029
Rental Properties	44,120	46,789	90,528	94,676
Others	8,689	7,620	17,939	19,165
	584,576	552,125	1,178,923	1,062,977
Profit/(Loss) before tax				
Property Development	21,733	21,379	54,326	54,011
Hotel Operations	41,271	(34,321)	49,557	(31,793)
Rental Properties	4,874	12,891	15,816	25,433
Others	246	(3,415)	1,181	8,678
	68,124	(3,466)	120,880	56,329

14. **In the review of performance, the factors leading to any material changes in contributions to turnover and earnings by the business or geographical segments.**

Property Development

Pre-tax profit from this segment remained stable in both Q2 and 1H although revenue decreased by $56.4 million to $118.1 million for Q2 (2003 : $174.5 million) and by $13.2 million to $272.9 million in 1H (2003 : $286.1 million). Projects that contributed to profits include Changi Rise, Esparis EC, Goldenhill Villas and Savannah CondoPark. Profit was also recognised for Edelweiss which was a project developed by a jointly controlled entity of the Group.

Hotel Operations

Revenue increased by $90.5 million (or 28%) and $134.5 million (or 20%) in Q2 and 1H respectively. Pre-tax profit soared to $41.3 million for Q2 (2003 : loss of $34.3 million) and to $49.6 million in 1H (2003 : loss of $31.8 million).

The increase in both revenue and pre-tax profit resulted from the improvement in both overall occupancy and room rates and the successful re-opening of the Millenium Hilton in New York in May 2003.

Rental Properties

Revenue decreased by 5.7% to $44.1 million for Q2 (2003 : $46.8 million) and by 4.4% to $90.5 million for 1H (2003 : $94.7 million). Pre-tax profit decreased by $8 million to $4.9 million for Q2 and by $9.6 million to $15.8 million for 1H. These decreases resulted from the lower average occupancy and rental rates. In addition, the disposal of Lot 1 Shoppers' Mall and the Group's 50% share in Seoul City Tower Co., Ltd in 2H 2003 has also contributed to the decrease.

Others

Other revenue comprises mainly income from hotel management, building maintenance contracts, project management, club operations, dividend income and profit from sale of short-term investments.

Revenue for Q2 increased by $1.1 million to $8.7 million (2003 : $7.6 million) and decreased marginally by 6.4% to $17.9 million for 1H (2003 : $19.2 million).

Pre-tax profit for Q2 improved to $0.2 million (2003 : loss of $3.4 million) but decreased by $7.5 million to $1.2 million for 1H (2003 : $8.7 million). The decrease for 1H is mainly due to lower dividend income received and exchange loss (mainly unrealised) on foreign currency deposits.

15. A breakdown of sales.

	<--------The Group-------->					
	2004			2003		
	Q1 S$'000	Q2 S$'000	1H S$'000	Q1 S$'000	Q2 S$'000	1H S$'000
Sales	594,347	584,576	1,178,923	510,852	552,125	1,062,977
Operating profit after tax before deducting minority interests	56,548	59,842	116,390	47,969	2,456	50,425

16. A breakdown of the total annual dividend (in dollar value) for the issuer's latest full year and its previous full year.

Total Annual Dividend (*Refer to Para 16 of Appendix 7.2 for the required details*)

	FY2003 S$'000	FY 2002 S$'000
Ordinary	49,631	46,860
Preference	-	-
Total:	49,631	46,860

17. Interested Person Transactions

In the quarter ended 30 June 2004, the aggregate value of all interested person transactions conducted with Hong Leong Investment Holdings Pte. Ltd. group of companies under the shareholders' mandate pursuant to Rule 920 of the SGX Listing Manual (excluding transactions less than $100,000) amounted to $418,680. Saved as disclosed, no other interested person transactions were conducted under the shareholders' mandate in the said period.

BY ORDER OF THE BOARD

Shufen Loh @ Catherine Shufen Loh
Company Secretary
13/08/2004

MASNET No. 27 OF 13.08.2004
Announcement No. 27

CITY DEVELOPMENTS LIMITED (REG. NO. 196300316Z)

2nd Quarter and 1st Half of 2004 Results Presentation

The attached presentation slides on the above matter is for information.

CDL 1H 2004 Slide

Submitted by Enid Ling Peek Fong, Company Secretary on 13/08/2004 to the SGX



City Developments Limited

Q2 & 1H 2004 Results

13 August 2004

Presentation Outline

I. Financial Highlights

II. Operations Review

III. Market Outlook



Financial Highlights



Financial Highlights

Summary of Financial Highlights

	1H 2003	1H 2004	% Change
Revenue ($m)	1,063	1,179	↑ 11%
Profit Before Tax ($m)	56	121	↑ 116%
Profit After Tax & MI ($m)	49	77	↑ 57%
Earnings Per Share (cents):			
Basic	1.33	4.47	↑ 236%
Fully diluted	1.33	4.30	↑ 223%

Financial Highlights

Group Revenue by Segment (1H 2003 vs 1H 2004)

1H 2003
$1,063 m

1H 2004
$1,179 m


9%
2%
27%
62%
95
19
663
8%
1%
23%
68%
90
18
798

	1H 2003	1H 2004	% Change
Property Development	$ 286m	$ 273m	↓ 5%
Hotel Operations	$ 663m	$ 798m	↑ 20%
Rental Properties	$ 95m	$ 90m	↓ 5%
Others	$ 19m	$ 18m	↓ 5%
TOTAL	$ 1,063m	$ 1,179m	↑ 11%

Financial Highlights

Profit before Tax by Segment (1H 2003 vs 1H 2004)


$ Million
140
120
100
80
60
40
20
0
-20
-40
-60
$56m
54
96%
25
45%
9
-32
-57%
$121m
54
45%
50
41%
16
13%
1
1H 2003
1H 2004

	1H 2003	1H 2004	% Change
Property Development	$ 54m	$ 54m	0%
Hotel Operations	$ -32m	$ 50m	↑ 256%
Rental Properties	$ 25m	$ 16m	↓ 36%
Others	$ 9m	$ 1m	↓ 89%
TOTAL	$ 56m	$ 121m	↑ 116%

Financial Highlights

Net Borrowings

CDL Group Totals	As at 30/06/04 $m	As at 31/12/03 $m	% Change
Gross Borrowings	4,742.2	4,857.2	2 ↓
Less: Cash and cash equivalents	(643.0)	(571.4)	13 ↑
Net Borrowings	4,099.2	4,285.8	4↓

Financial Highlights

NAV Per Share and CDL Share Price (2000 – 30 June 2004)



Net Asset Value per share
CDL Share Price
$
9
8
7
6
5
4
3
2
1
0
$8.05
$6.05
$6.05
$5.60
$4.86
$4.71
$4.16
$5.56
$5.40
$4.82
2000
2001
2002
2003*
30 June 2004*

* NAV Per Share for 2003 and 30 June 2004 include revaluation surplus of hotel properties

Financial Highlights

CDL's Net Gearing (%) (2000 – 30 June 2004)



Net Gearing (%)
140
120
100
80
60
40
20
113
121
109
93*
94*
88*
2000 (restated)
2001 (restated)
2002
2003
31-Mar-04
30-Jun-04

* Includes revaluation surplus of hotel properties

Operations Review



Property Development

Property Sales

CDL maintains market share of approximately 12% for 1H 03 & 04

Operations Review

Hotel Revenue



1H 2003
9%
60
25%
169
434
66%
$663m
East & South East Asia
North America & Europe
Australia & New Zealand
1H 2004
9%
69
28%
223
506
63%
$798m

Operations Review

Hotel Occupancy



1H 2003
1H 2004
Occupancy Rate (%)
75
70
65
60
55
50
45
40
47.6
73.4
65.1
68.6
68.4
73.2
East & South East Asia
North America & Europe
Australia & New Zealand

Investment Properties

Rental Revenue by Segment

	1H 2003 (%)	1H 2004 (%)
Office	60	59
Retail	24	26
Industrial	5	4
Others*	11	11
Total	100	100

* Including carpark, serviced apartment and residential

Operations Review

Land Bank by Tenure (As at 1 July 2004)

CDL Attributable Share


Freehold/
999-yr Leasehold
99%
99-year
Leasehold
1%

4 million sq. ft. (Proposed GFA 8.9 million sq. ft.)

Operations Review

Land Bank by Sector (As at 1 July 2004)


Residential* (Overseas) 9%
Residential* 74%
Industrial 12%
Commercial/ Hotel 5%

*Not including enbloc purchase of No.7 Draycott Drive & St. Michael's Condominium

Type of Development	Land Area (sq ft)	%
Residential (Local & Overseas)*	3,273,293	83.1
Commercial / Hotel	205,878	5.2
Industrial	462,818	11.7
TOTAL	**3,941,989**	**100**

(Proposed GFA 8.9 million sq. ft.)

Operations Review

New Residential Project Launches for 2H 2004

Projects	
Monterey Park (Total: 280)	Phase 3
Savannah CondoPark (Total: 648)	Final Phase
Marina Blvd White Site (Total: 1,111)	Phase 1
City Square (Total: 941)	Phase 1

Corporate Awards

Superbrands 2004

- Superbrands is an independent branding authority established in UK since 1991 and operates from 40 countries worldwide.
- CDL was the only property developer selected for Superbrands status by a brand perception survey conducted by Synovate and a qualitative assessment conducted by an independent Superbrands council.
- Performance was outstanding compared to industry norm.
- Scored in excess of 25%; a higher score than many multinational and leading local brands (Average score is about 21%).

Corporate Awards

FTSE4Good Social Responsibility Index

- Launched in 2001 to identify companies worldwide that meet international corporate social responsibility (CSR) standards.
- Only 1 of 2 Singapore companies listed. In Asia, 6 companies are listed on the Index.
- Achievement of ISO14001 environmental management certification and OHSAS 18001 health and safety certification was a key deciding factor in the review.
- Importance of CSR has led to an increased trend worldwide but not widely adopted in Singapore as yet.
- Hence, CSR remains a top management priority in CDL.

Market Outlook



Market Outlook

Singapore Economic Outlook

- Upward revision of GDP from 5.5% - 7.5% to 8.0% - 9.0%.
- Reduction of unemployment and creation of more jobs.
- Reinstatement of wages recommended by National Wage Council.

Market Outlook

Property Market - Residential

- Private residential property prices edging up 0.1% after 7 consecutive quarters of decline.
- Overhang in the market has dropped 16% from a year ago.
- Government has continued to suspend the Confirmed List Land Sale whilst maintaining the Reserve List.
- A return of interest and confidence in the residential market expected.

Market Outlook

Property Market - Office

- Office prices edged up 0.3% after 3½ years of decline.
- Office rents increased by 0.7% in Q2.
- No major new office space expected in 2004 & 2005.
- Small improvement in both take-up and rental especially Prime Grade A buildings but broad-based improvements not expected till next year.

Thank You



MASNET No. 49 OF 13.08.2004
Announcement No. 49

CITY DEVELOPMENTS LIMITED (REG. NO. 196300316Z)

Request for Lifting of Trading Halt

Date of Lifting of Trading Halt:	16/08/2004
Time of Lifting of Trading Halt:	0900 hours

Submitted by Enid Ling Peek Fong, Company Secretary on 13/08/2004 to the SGX

MASNET No. 15 OF 16.08.2004
Announcement No. 15

CITY DEVELOPMENTS LIMITED (REG. NO. 196300316Z)

News Release – City Developments Limited – Singapore's Only Property Developer Voted as a Superbrand

Please refer to the attached news release issued by City Developments Limited on 13 August 2004 in respect of the above.

Superbrands-Press Relea

Submitted by Enid Ling Peek Fong, Company Secretary on 16/08/2004 to the SGX

CITY
DEVELOPMENTS
LIMITED

NEWS RELEASE

13 August 2004

CDL- Singapore's Only Property Developer Voted as a Superbrand

CDL was the only property developer selected as a Superbrand by a brand perception survey conducted by international market intelligence firm Synovate and a qualitative assessment conducted by an independent Superbrands council this year.

CDL's overall performance was outstanding compared to industry norm. It scored an exceptionally high 26.4%, which is above many multinational and leading local brands. An average score is about 21%.

1,000 individuals were randomly selected for the survey; 50% representing the demographic profile of Singaporeans and 50% representing the top 15% of the population by social economic status. The selected top brands from this survey are then presented to an independent Council to be ranked. This council of media and branding professionals assesses and grades each brand based on a strict set criteria of market dominance, longevity, customer loyalty, goodwill and overall market acceptance.

Said Mr Kwek Leng Joo, Managing Director of CDL, "With 40 years of experience behind CDL, it is gratifying and rewarding to be acknowledged and accepted as a brand name that reflects value and quality. This will certainly spur us on to attain greater achievements in the future."

About Superbrands

Superbrands International was established in London in 1991 and has since been responsible for awarding the world-acclaimed "SUPERBRANDS" status to more than 3200 of the world's greatest brands. Being a worldwide independent arbiter of branding, this organisation pays tribute to each country's strongest brands.

Currently operating in 40 countries worldwide, Superbrands International ventured into Asia about 8 years ago, initiating the first project in Philippines. This is the second year Superbrands is operating in Singapore. Last year, 108 brands were selected by an independent council (without the survey).

For more information, please contact:

Jean Khoo
Head (Corporate Comms)
CDL
Tel: 6428 9315 / 9689 2383

Michelle Choh
Assistant Manager (Corporate Comms)
CDL
Tel: 6428 9313/9797 1011